Filed Pursuant to Rule 424(b)(3) Registration Statement on Form F-6 Registration No. 033-18579

[FORM OF ADR]

Number: ________________	CUSIP NUMBER: _______

American Depositary Shares (Each
American Depositary Share
representing one ordinary share)

AMERICAN DEPOSITARY RECEIPT

FOR

ORDINARY SHARES

of

ZCI LIMITED

(Incorporated under the laws of Bermuda)

CITIBANK, N.A. (PREVIOUSLY KNOWN AS “FIRST NATIONAL CITY BANK), as depositary (hereinafter called the depositary), hereby certifies (i) that there have been deposited with the depositary or its agent, nominee, custodian or correspondent, the securities described above or evidence of the right to receive such securities; (ii) that at the date hereof each American Depositary Share evidenced by this receipt represents the amount of such securities shown above, and that ______________ is the Owner of _____________ American Depositary Shares herein created and so called, and except as otherwise herein expressly provided, is entitled, upon surrender at the corporate agency office of the Depositary, New York, N. Y., of this receipt duly endorsed for transfer and upon payment of the charges as provided on the reverse of this receipt, at his option (1) to delivery at the office of the Agent, Nominee, Custodian or Correspondent of the Depositary, to a person specified by him, of the amount of deposited shares represented hereby or evidence of the right to receive the same, or (2) to have such deposited shares forwarded at his cost and risk to him at the corporate agency office of the Depositary.  The words "Deposited Shares", wherever used in this receipt, shall mean the securities described herein (including such evidence of the right to receive the same) deposited with the Depositary as aforesaid, and any and all other shares, securities, cash and other property held by the Depositary in place thereof or in addition thereto as provided herein.

(1)           Receipts.  This Receipt is one of a continuing issue of Receipts, all evidencing rights of like tenor with respect to the deposited shares, and all issued or to be issued upon the terms and conditions herein provided, which shall govern the continuing arrangement by the Depositary with respect to initial deposits as well as the rights of holders of Receipts subsequent to such deposits.

The legal entity resulting from the agreement herein provided for is deemed to be the issuer of the Receipts.

The issuance of Receipts against deposits generally may be suspended, or the issuance of Receipts against the deposit of particular securities may be withheld, if such action is deemed necessary or advisable by the Depositary at any time and from time to time because of any requirement of any government or governmental body or commission, or for any other reason.  The Depositary assumes no liability with respect to the validity or worth of the deposited shares.

(2)           Cash Dividends.  Until the surrender of this Receipt in accordance with its terms, the registered holder hereof is entitled to receive from time to time from the Depositary in New York an amount in U. S. Dollars equal to such cash dividends (after deduction of any costs of conversion into U. S. Dollars, any amounts required to be withheld by the Depositary on account of taxes in respect thereof and the fees and expenses of the Depositary as provided herein) as may be received by the Depositary with respect to the amount of deposited shares represented hereby.  Such amount shall be payable on the date established therefor by the Depositary.

(3)           Transfer of Receipts.  Until termination of the agreement evidenced by this Receipt in accordance with the terms hereof, the Depositary will maintain an office in the Borough of Manhattan, The City of New York, for the registration of Receipts and transfers of Receipts where the holders of Receipts may during regular business hours inspect the transfer books or the list of holders of Receipts as maintained by the Depositary.  The transfer of this Receipt is registrable on the books of the Depositary at its Corporate Agency Office by the registered holder hereof in person or by duly authorized attorney, upon surrender of this Receipt properly endorsed for transfer or accompanied by proper instruments of transfer and funds sufficient to pay any applicable transfer taxes and the fees and expenses of the Depositary and upon compliance with such regulations, if any, as the Depositary may establish for such purpose.  This Receipt may be split into other such Receipts, or may be combined with other such Receipts into one Receipt, representing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered.  Upon such split or combination not involving a transfer, a charge will be made as provided herein.  The Depositary may close the transfer books at any time or from time to time when deemed expedient by it in connection with the performance of its duties hereunder.

(4)           Transferability and Record Ownership of Receipts.  It is a condition of this Receipt and every successive holder of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument; provided, however, that prior to the due presentation of this Receipt for registration of transfer as above provided, and subject to paragraph 9 hereof, the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for the purpose of determining the person entitled to distribution of dividends or other distribution or to any notice in pursuance of the terms hereof, and for all other purposes.

(5)           Proof of Citizenship.  The Depositary may require any holder of Receipts, or any person presenting securities for deposit against the issuance of Receipts, from time to time, to fie such proof of citizenship or residence and to furnish such other information, by affidavit or otherwise, and to execute such certificates and other instruments as may be necessary or proper to comply with any laws or regulations relating to the issuance or transfer of Receipts, the receipt or distribution of dividends or other property, or the taxation thereof or of Receipts or deposited shares, and the Depositary may withhold the issuance or registration of transfer of any Receipt or payment of such dividends or delivery of such property from any holder or other person, as the case may be, who shall fail to file such proofs, certificates or other instruments.

(6)           Liability of Holder for Taxes.  The Depositary shall not be liable for any governmental taxes, assessments or charges or corporate assessments or charges which may become payable in respect of the deposited shares, but a ratable part of any and all of the same whether such tax, assessment or charge becomes payable by reason of any present or future law, statute, charter provision, by-law, regulation or otherwise, shall be payable by the registered holder hereof to the Depositary at any time on request.  Upon the failure of the holder of this Receipt to pay any such amount, the Depositary may sell for account of such holder an amount of the deposited shares equal to all or any part of the amount represented by this Receipt, and may apply the proceeds in payment of such obligations, the holder hereof remaining liable for any deficiency.

(7)           Warranties.  Every person presenting securities for deposit shall be deemed thereby to represent and warrant that such securities and each certificate therefor are validly issued, fully paid and non-assessable and that the person making such deposit is duly authorized to do so.  Such representations and warranties shall survive the deposit of such securities and issuance of Receipts.

This Receipt issued subject, and all rights of the holder hereof are expressly subject to the terms and conditions set forth on the face and the reverse of this Receipt, all of which form a part of the contract contained in this Receipt and to all of which the holder hereof by accepting this Receipt consents.

(8)           Distributions.  Whenever the Depositary shall receive any distributions, other than cash dividends provided for in paragraph numbered 2 hereof, including cash and any subscription or other rights accruing with respect to the amount of deposited shares represented hereby or the net proceeds thereof, they shall be distributed or made available to and at the expense of the registered holder of this Receipt.  The time and manner of sale of any property or subscription or other rights in connection with such distributions, as well as the time and manner of such distributions themselves, shall be determined by the Depositary.

If at any time the Depositary shall determine that in its judgment any foreign currency received by the Depositary is not convertible on a reasonable basis into U.S. Dollars available to it in The City of New York, or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of the Depositary is not obtainable, or if any such approval or license is not obtainable within a reasonable period as determined by the Depositary, the Depositary shall in its discretion either (i) distribute the foreign currency received by it to the holders entitled to receive the same or (ii) hold such foreign currency for the respective accounts of such persons and distribute to them appropriate warrants or other instruments evidencing their rights to receive such foreign currency.

If any conversion of foreign currency, in whole or in part, can be affected as aforesaid for distribution to some but not all holders entitled thereto, the Depositary may, in its discretion, make such conversion and distribution in U. S. Dollars, to the extent such currency shall be convertible as aforesaid, to the holders entitled thereto and, with respect to the balance of such foreign currency, shall in its discretion either (i) distribute such balance to the persons who were holders entitled thereto with respect to whom such conversion could not then be effected, or (iii) hold such balance for the respective accounts of such persons and distribute to them appropriate warrants or other instruments evidencing their rights to receive such balance.

If any distribution consists of a dividend in, or free distribution of, the securities described above, the Depositary will, upon payments of its fees and expenses by the holders entitled thereto, distribute to such holders in proportion to the numbers of deposited shares that underlie the Receipts held by them respectively, Receipts for the aggregate number of securities received as such dividend or free distribution.  In lieu of delivering Receipts for fractions of such securities in any such case, the Depositary may, in its discretion, sell the securities represented by the aggregate of such fractions and distribute to the holders entitled thereto the net proceeds of such sale, after deduction of its fees and expenses.

Whenever the issuer of the deposited shares shall offer or cause to be offered to the holders of any deposited shares any rights to subscribe for additional securities described above or other securities or any rights of any other nature, such rights will be made available by the Depositary to the holders by the issue to the holders entitled thereto of warrants representing such rights or by any other method as may be determined by the Depositary in its discretion, PROVIDED, HOWEVER, that if at the time of issue of any rights the Depositary determines that it is not lawful or not feasible to make such rights available to holders by the issue of warrants or otherwise, or if and to the extent instructed by holders that such holders do not desire to exercise such rights, or if any rights as to which instructions have not been received appear to the Depositary to be about to lapse, the Depositary in its discretion may sell such rights at public or private sale, at such place or places and upon such terms as it may deem proper.  The net proceeds of any such sale will be distributed by the Depositary to the holders (or only to those who have instructed the Depositary to sell or to all non-exercising holders, as the case may be), after deduction of its fees and expenses.

If in the opinion of counsel satisfactory to the Depositary, registration under the Securities Act of 1933 of the securities to which any rights relate is required in order for holders to be offered or sold the securities covered by such rights, the Depositary shall not be required to make available to the holders any rights to subscribe for or to purchase any securities unless and until the issuer has filed such a registration statement and such a registration statement is in effect.

If any deposited shares are not entitled to receive the full amount of any distribution described in this section or of any cash dividend by reason of their date of issuance or otherwise, the Depositary shall make an adjustment appropriate as regards the holders of Receipts representing such deposited shares, in the amount distributed to such holders.

(9)           Record Dates.  Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be offered, with respect to deposited shares, or whenever the Depositary shall receive notice of any meeting of holders of deposited shares, or whenever it is necessary in the opinion of the Depositary to determine the holders of Receipts, the Depositary will fix a record date for the determination of the holders generally or the holders of Receipts who shall be entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or to give instructions for the exercise of voting rights at any such meeting.  Surrender of this Receipt for registration of transfer subsequent to any such record date and prior to the date of payment, distribution or meeting shall not affect the right of the registered holder hereof on such record date to receive such payment or distribution or to direct the manner of voting the deposited shares represented hereby.

(10)           Delivery of Deposited Shares.  At any time the Depositary may, in its sole discretion, cause any or all deposited shares to be forwarded at the cost and risk of the holders of the Receipts to the Corporate Agency Officer of the Depositary or to any agent, nominee, custodian or correspondent of the Depositary, to be held by the Depositary or such agent, nominee, custodian or correspondent, in which case the registered holder hereof shall have, in lieu of the option set forth in clauses (1) and (2) of the first paragraph on the face hereof, the right only to have the Depositary deliver at the Corporate Agency Office of the Depositary or the office of such agent, nominee, custodian or correspondent, to or upon the order of such holder, such an amount of deposited shares as are represented hereby upon the surrender of this Receipt properly endorsed or accompanied by proper instrument of transfer and upon payment of the applicable fees, taxes and charges.  The Depositary shall not incur any liability to any holder of this Receipt by reason of any such forwarding or failure to forward any or all deposited shares.

(11)           Change Affecting Deposited Shares.  Upon (i) any change in nominal value or any subdivision, combination or any other reclassification of the deposited shares, or (ii) any recapitalization, reorganization, sale of assets substantially as an entirety, merger or consolidation affecting an issuer of deposited shares or to which it is a party, or (iii) the redemption by an issuer of deposited shares at any time of any or all of such deposited shares (provided the same are subject to redemption), then and in any such case the Depositary shall have the right to exchange or surrender such deposited shares and accept and hold hereunder in lieu thereof other shares, securities, cash or property to be issued or delivered in lieu of or in exchange for, or distributed or paid with respect to such deposited shares.  Upon any such exchange or surrender, the Depositary shall have the right, in its discretion, to call for surrender of this Receipt in exchange (upon payment of fees and expenses of the Depositary) for one or more new Receipts of the same form and tenor as this Receipt specifically describing such new shares, securities, cash or property.  In any such case the Depositary shall have the right to fix a date after which this Receipt shall only entitle the holder to receive such new Receipt or Receipts.  The Depositary shall mail notice of any redemption of deposited shares to the registered holders of Receipts, provided that in the case of any redemption of less than all of the deposited shares to the registered holders of Receipts, provided that in the case of any redemption of less than all of the deposited shares the Depositary shall draw in such manner as it shall determine an equivalent number of American Depositary Shares and shall mail notice of redemption only to the registered holders of Receipts evidencing the American Depositary Shares so drawn for redemption in part.  The sole right of the holders of Receipts evidencing American Depositary Shares designated for redemption after the mailing of any such notice of redemption shall be to receive the cash, rights and other property applicable to the same, upon surrender to the Depositary (and upon payment of its fees and expenses) of the Receipts evidencing such American Depositary Shares.

(12)           Liability of Depositary.  The Depositary shall not incur any liability to any holder of this Receipt, if by reason of any provisions of any present or future law of the United States of America, or of any sale thereof, or of any foreign country, or political subdivision thereof, or by reason of any provision, present or future, of the charter certificate of incorporation, memorandum or articles of association, statutes, Code of Regulations, By-laws or Resolutions of the issuer of the deposited shares, the Depositary shall be prevented or forbidden from or subjected to any civil or criminal penalty or extraordinary expense on account of doing or performing any act or thing which by the terms hereof it is provided shall be done or performed; nor shall the Depositary incur any liability to any holder hereof by reason of any delay in the performance of non-performance of any act or thing which by the terms hereof it is provided shall be done or performed, caused as aforesaid or arising out of any act of God or war or any other circumstances beyond its control, or by reason of any exercise of, or failure to exercise, any discretion provided for herein.

So long as the Depositary acts or omits to act in good faith it shall not be responsible for any failure to carry out any requests to vote, or for the manner or effect of any vote made either with or without request, or for not exercising any right to vote.

The Depositary does not assume any obligation and shall not be subject to any liability to holders hereunder other than agreeing to use its best judgment and good faith in the performance of such duties as are set forth herein.

The Depositary shall be under no obligation to appear in, prosecute or defend, any action, suit or other proceeding in respect of any of the deposited shares or in respect of the Receipts, which in its opinion may involve it in expense of liability, unless indemnity satisfactory to it against all expense and liability be furnished as often as may be required.  The Depositary shall not be liable for any action or non-action by it in reliance upon the advice of or information from legal counsel, accountants or any other persons believed by it in good faith to be competent to give such advice or information.

The Depositary may itself become the owner of and deal in securities of any class of the issuer of the deposited shares and in Receipts of this issue.

(13)           Notices, Reports.  The Depositary shall be under no obligation to give notice to the holder of this Receipt of any meeting of shareholders or of any report of communication from the issuer of the deposited shares, or of any other matter concerning the affairs of such issuer, except as herein expressly provided.  The Depositary undertakes to make available for inspection by holders of the Receipts at its Corporate Agency Office and will mail to the principal office of the Securities and Exchange Commission, Washington, D.C., any reports and communications received from the issuer of the deposited shares which are both (i) received by the Depositary as the holder of the deposited shares, and (ii) made generally available to the holders of the deposited shares by the issuer thereof.  The Depositary may in its sole discretion but shall not be required to exercise any voting rights which may exist in respect of the deposited shares, provided that upon the written request of the registered holder hereof and the payment to it of any expenses involved, the Depositary will endeavor in so far as practicable to exercise any such then existing voting rights with respect to an amount of the deposited shares represented hereby in accordance with such request.

(14)           Termination.  The Depositary may at any time terminate the agreement evidenced by this Receipt and all other Receipts by mailing notice of such termination to the registered holders of all the Receipts then outstanding to them at their addresses appearing upon the books of the Depositary, at least thirty days prior to the date fixed in such notice for termination.  On and after such date of termination the registered holder hereof, upon surrender of this Receipt at the Corporate Agency Office of the Depositary, will be entitled to delivery of the amount of the deposited shares represented hereby upon the same terms and conditions, and upon payment of a fee at the rates provided herein with respect to the surrender of this Receipt for deposited shares and on payment of applicable taxes and charges.  The Depositary may convert any dividends received by it in cash after the termination date into U. S. Dollars as herein provided, and after deducting therefrom the taxes and governmental charges herein referred to, hold the balance of said dividends for the pro rata benefit of the holders of the respective Receipts.  As to any Receipts not so surrendered within thirty days after such date of termination the Depositary shall thereafter have no obligation with respect to the collection or disbursement of any subsequent dividends or any subscriptions or other rights accruing on the deposited shares.  After the expiration of six months from such date of termination the Depositary may sell any remaining deposited shares in such manner as it may determine, and may thereafter hold the net proceeds of any such sale or sales together with any dividends received prior to such sale or the U. S. Dollars received on conversion thereof, without liability for any interest thereon, for the pro rata benefit of the registered holders of the Receipts which have not theretofore been surrendered for cancellation.  After making such sale, or if no such sale can be made after the expiration of two years from such date of termination, the Depositary shall be discharged from all obligations whatsoever to the holders of the Receipts, except to make distribution of the net proceeds of sale and other such dividends (after deducting all fees, charges and expenses of the Depositary) or of the deposited shares in case no sale can be made upon surrender of the Receipts.

(15)           Fees and Charges of Depositary.

Service	Rate		By Whom Paid

Receiving deposits and issuing Receipts	(per 100 American Depositary Shares or fraction thereof) Market Price per ADS on Issuance or Surrender	Fee*	Party to whom Receipts are issued
Delivering deposited shares against surrendered Receipts Transfer of Receipts Splits or Combinations of Receipts Distribution of each Dividend	$5 or less Over $5 to $10 or less Over $10 Per new Receipt issued Per new Receipt issued Per ADS	$4 $4 $5 $1.50 $1.00 1 cent	Party surrendering Receipts Party surrendering Receipts Party surrendering Receipts Registered holders of Receipts

*In each case plus the fees, expenses or charges of the Depositary or others for stock registration, postage, insurance, cable, telex, radio, delivery and similar expenses in connection with such deposits or surrenders, and taxes, charges, fees or duties as are payable hereunder and any expenses incurred by the Depositary in conversion of foreign currency into U. S. Dollars.

All other fees of the Depositary for services performed hereunder are to be set by the Depositary, depending upon the work and responsibility involved.  The Depositary reserves the right to modify, reduce or increase any fees or charges for services performed hereunder upon three (3) months' notice to the registered holder hereof, and reserves the right to waive any such fees in appropriate circumstances within any such notice.

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers into

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

__________________________________________
Please print or typewrite name and address of assignee

______________________________________________________  the within American Depositary Receipt and all rights and interests represented thereby, and hereby irrevocably constitutes and appoints ___________________________________________________________ to transfer the same on the books of the within named Depositary, with full power of substitution in the premises.

Date___________________________________	Signature___________________________________

NOTE:  The signature to any endorsement hereon must correspond with the name as written upon the face of the Receipt, in every particular, without alteration or enlargement or any change whatever.

If the endorsement be executed by an attorney, executor, administrator, trustee or guardian, the person executing the endorsement must give his full title in such capacity and proper evidence of authority to act in such capacity, if not on file with the Depositary, must be forwarded with this Receipt.

All endorsements or assignments of Receipts must be guaranteed by a New York Stock Exchange firm or member of the Clearing House of the American Stock Exchange Clearing Corporation or by a bank or trust company having an officer or correspondent in The City of New York.

THIS SPACE MUST NOT BE COVERED IN ANY WAY

NOTICE OF CHANGE OF NAME FOR ZCI LIMITED
(FORMERLY KNOWN AS "ZAMBIA COPPER INVESTMENTS LTD.")

TO ALL HOLDERS AND BENEFICIAL OWNERS FROM TIME TO TIME OF AMERICAN DEPOSITARY SHARES ("ADSs") OF ZCI LIMITED (FORMERLY KNOWN AS "ZAMBIA COPPER INVESTMENTS LTD."),

COMPANY:	ZCI LIMITED (formerly known as "Zambia Copper Investments Ltd."), a company registered under the laws of Bermuda.
DEPOSITARY:	CITIBANK, N.A.
DEPOSITED SECURITIES:	Shares of Ordinary Shares of the Company (the "Shares").
ADS OLD CUSIP NO:	9888922 047.
ADS NEW CUSIP NO:	988763 108.
ADS SYMBOL:	ZMBBY
ADS RATIO:	One (1) Ordinary Share to One (1) ADS.
EFFECTIVE DATE:	May 24, 2010

The Depositary hereby notifies all Holders of ADSs that the Company's name will, as of the Effective Date, change to "ZCI Limited".

Holders of ADSs are not required to take any action in connection with the name change and no new ADSs will be issued to such Holders.

In addition, please note that the ADRs issued prior to the date hereof, which do not reflect the new name, do not need to be exchanged for new ADRs and may remain outstanding until such time the Holder(s) of such ADRs choose(s) to surrender them for any reason.

If you have any questions regarding the above, please contact Citibank, N.A. at 1-877-248-4237.

CITIBANK, N.A.,
as Depositary

May 5, 2010